Form C

Cover Page

Name of issuer:

Love Lifesciences LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: KS

Date of organization: 5/27/2021

Physical address of issuer:

6724 W 72nd St
Overland Park KS 66204

Website of issuer:

http://lovelifesciences.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$107,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$24,335.85	$0.00
Cash & Cash Equivalents:	$1,805.90	$0.00
Accounts Receivable:	$12,000.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$25,000.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($9,425.71)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Love Lifesciences LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Bradley Hopper	CTO	Love Lifesciences LLC	2021
Nicholas Love	CEO	Love Lifesciences LLC	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bradley Hopper	CTO and Co-Founder	2021
Nicholas Love	CEO	2021
Nicholas Love	Co-Founder	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicholas Love	6000.0 Common Units	60.0
Bradley Hopper	4000.0 Common Units	40.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Love Lifesciences' products are pre-FDA 510K clearance and thus risk is involved if the devices do not perform as intended during FDA required testing

if the devices do not perform as intended during FDA required testing, particularly if the FDA does not clear the devices for use.

The intellectual property surrounding Love Lifesciences' products are protected by a provisional patent filed in April 2021 and a PCT filing in April of 2022. These filings provide protection for UniPen and specific components of MultiPen. These provisional patent filings have not yet been converted to non-provisional application and therefore act as date place holders for the intellectual property submitted under the international patent cooperation treaty, but do not grant patent rights to Love Lifesciences.

Financial projections presented are forward looking and do not guarantee these specific revenues and margins. These projections are based upon early manufacturing cost estimates and/or quotes for the devices and public information regarding competitor pricing. This information may be incomplete and could require adjustments as new information arises and more accurate quotes are received.

Love Lifesciences is unable to market/sell its' medical devices at this time due to pre-FDA clearance status and therefore has been unable to receive confirmation/guarantees that certain business entities will utilize the Love Lifesciences' products.

Love Lifesciences' products are pre-FDA clearance and therefore all claims made regarding the improvements its' devices make for the patient injection experience are not substantiated by in-human testing. All claims made regarding improvements to the patient injection experience are based upon intended benefits from the functional components of the devices.

FDA 510K Clearance testing timelines may vary from current estimates. The timelines provided are based upon estimates from qualified FDA 510K consultants, but these timelines can change dependent on several variables including additional required testing, FDA response times, and unforeseen complications in testing.

Love Lifesciences' management team consists of individuals early in their careers supported by an advisory team with substantial experience in medical devices, healthcare, product development/engineering, device sales, and business development. There is risk associated with a management team early in their careers despite support from well established advisors.

Love Lifesciences' devices will require FDA Combination Device Clearance for the devices to be co-packaged with a pharmaceutic. The requirements of combination device clearance are dependent upon several factors including the type of therapeutic, device vs drug led application, among many other points. It is currently understood, based upon non-binding recommendations from the FDA, that data produced during Love Lifesciences' products' FDA 510K clearance testing/submission can be referenced to streamline and accelerate the Combination Device Clearance process for previously approved drugs when considering a device-led combination device submission as well as for drug-led combination device submission. However, the FDA retains the discretion to request additional studies/data. This would extend the length of time/cost for Combination Device Clearance.

Additionally, the comparative benefit that Love Lifesciences' UniPen allows for a lower FDA regulatory burden relative to autoinjectors (FDA 510K and Combination Device Clearance) may be determined to be untrue in certain instances due to the FDA's retained discretion to request additional data/studies to determine safety and efficacy. This would increase testing requirements and therefore increase the burden associated with those studies overall increasing cost and time for regulatory clearance/approval.

The Company's management team consists of 3 unpaid full-time (CEO, CTO, and Engineer) and 2 unpaid part-time workers (FDA lead and Patient Liaison). There is specific risk associated with a part-time worker leading FDA processes. However, this risk is partially mitigated by the retainment of a 3rd party FDA 510K consultant and guidance from experienced advisors.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10

below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: **60%** Intellectual Property Protection, **23.5%** UniPen/MultiPen R&D, **5%** Attorney Financial Raise Fees, **4%** UniPen Spring Manufacturing, **7.5%** WeFunder Fee

If we raise: **$107,000**

Use of Proceeds: **18%** Intellectual Property Protection, **2.5%** FDA combination Device Consulting, **20%** MultiPen R&D, **1%** UniPen spring development/production, **30.5%** Team Payments, **0.7%** Conference Fees, **12.5%** KS Loan Repayment, **1%** Website upkeep, **6.3%** Legal Fees, **7.5%** WeFunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us**
provides the Company the right to cancel for any reason before the offering

provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Simple Agreement for Future Equity (SAFE) with a 20% Discount and no Valuation Cap.

See Section 2 for certain additional defined terms.

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing
of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Units equal to
the Purchase Amount divided by the Discount Price.

In connection with the automatic conversion of this Safe into Safe Preferred Units, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Units, with appropriate variations for the Safe Preferred Units if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will
automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied
in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will
automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like
standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims
for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units);

(ii) On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are
insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Units. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Units and other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent

such payments are Cash-Out Amounts or similar liquidation preferences). (e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations
arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the
issuance of Capital Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the
payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Units"
and the "Preferred Units."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group"
(within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the
"beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly,
of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding
immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Direct Listing" means the Company's initial listing of its Common Units (other than Common Units not
eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective
registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Units of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services. "Discount Price" means the lowest price per units of the Standard Preferred Units sold in the Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit
of the Company's creditors or (iii) any other

liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding
Common Units, the amount of such dividend that is paid per share of Common Units multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price). "

Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed valuation, including but not limited to, a

pre-money or post-money valuation. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public
offering of Common Units pursuant to a registration statement filed under the Securities Act.
"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering. "Liquidity Price" means the price per unit equal to the fair market value of the Common Units at the time of
the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event,
multiplied by the Discount Rate. "Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds
from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.
"Safe" means an instrument containing a future right to Units, similar in form and content to this instrument,
purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this
specific instrument. "Safe Preferred Units" means the units of the series of Preferred Units issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the Standard Preferred Units, other than with respect to: (i) the per unit liquidation preference and the initial conversion price for purposes of price-based antidilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"Standard Preferred Units" means the units of a series of Preferred Units issued to the investors investing
new money in the Company in connection with the initial closing of the Equity Financing.

3. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under

the laws of its state of limited liability company (the "Company"), hereby issues to the Investor the right to certain

formation, and has the power and authority to own, lease and operate its properties and carry on its business as now

conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company

and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe

constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its

terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the

enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in

violation of (i) its current certificate of formation or operating agreement, (ii) any material statute, rule or regulation

applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound,

where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably

be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Units issuable pursuant to Section 1. (

e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its

obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its

terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the

enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and

either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation

Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with

respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not

obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-ininterest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by

overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Units for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company member or rights to vote for the election of directors or on any matter submitted to Company members, or to give or withhold consent to any corporate action or to receive notice of meetings, until units have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Units (that is not
payable in shares of Common Units) while this Safe is outstanding, the Company will pay the Dividend Amount to the
Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise,
by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors,
administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile or convert the Company into a corporation.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will
remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Kansas, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized equity for all income tax purposes of. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	10,000	10,000	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but

such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Creditor	Kansas Department of Commerce
Issue date	10/13/21
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 07/06/22
Interest rate	5.0% per annum
Discount rate	0.0%
Maturity date	10/14/27

If Company raises at least $1,000,000 in private equity in any given round of financing, prior to fully reimbursing HOLDINGS, HOLDINGS may choose to covert the amount then owing, on a principal plus interest basis, to an equity interest in accordance with the terms of that offering.

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
5/2021	Section 4(a)(2)		$1,000	General operations
5/2021	Section 4(a)(2)		$5,000	General operations
9/2021	Section 4(a)(2)		$20,000	General operations
10/2021	Other	Convertible Note	$25,000	General operations
11/2021	Section 4(a)(2)		$1,642	General operations
11/2021	Section 4(a)(2)		$1,118	General operations
5/2022	Section 4(a)(2)		$689	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the

issuer;

4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name   Nicholas Love

Amount Invested $5,000.00

Transaction type Other

Issue date   05/26/21

Relationship   Co-founder and CEO

Capital contribution by a founder

Name   Bradley Hopper

Amount Invested $1,000.00

Transaction type Other

Issue date   05/26/21

Relationship   Co-Founder and CTO

Capital Contribution by a Founder

Name   Bradley Hopper

Amount Invested $1,118.00

Transaction type Other

Issue date   11/01/21

Relationship   Co-Founder and CTO

Capital contribution by a founder

Name   Nicholas Love

Amount Invested $1,642.00

Transaction type Other

Issue date   11/01/21

Relationship   Co-Founder and CEO

Capital contribution by a founder

Name   Nicholas Love

Amount Invested $689.00

Transaction type Other

Issue date   05/30/22

Relationship   Co-founder and CEO

Capital Contribution by a Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related

notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Love Lifesciences is developing a series of injection devices to revolutionize the patient injection experience with a hybrid approach to injection to ultimately increase medication adherence and improve health outcomes. This will provide a solution to part of the medication non-adherence problem, which leads to 125,000 annual US deaths and costs global pharma $630B in lost revenue.

Love Lifesciences looks to have both products, UniPen and MultiPen, integrated in the market with a plethora of therapeutics ranging across several different injectable sub-markets including autoimmune injectables, multiple sclerosis injectables, blood thinners, insulin regimens, and many more. In our 5th year, we will look to exit via acquisition to a large medical device company or pharma giant such as Johnson & Johnson.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Love Lifesciences LLC was incorporated in the State of Kansas in May 2021.

Since then, we have:

- Winners of Digital Sandbox KC 2021 & Kansas Department of Commerce KITE Grant 2021

- Highly qualified team and advisors versed in each step to market including MDs, PhDs, JDs, and MBAs

- Targeting $229B self-injection devices market

- UniPen a Hybrid Injection device - reducing the patient reported pain-points of injection devices

- MultiPen the World's 1st 'Pill-box organizer' for injections

- Rapid FDA studies timeline

Historical Results of Operations

Our company was organized in May 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0.

- *Assets.* As of December 31, 2021, the Company had total assets of $24,335.85, including $1,805.90 in cash.

- *Net Loss.* The Company has had a net loss of $9,425.71 for 2021.

- *Liabilities.* The Company's liabilities totaled $25,000.00 for 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $25,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Love Lifesciences LLC cash in hand is $77.31, as of September 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $152.09/month, for an average burn rate of $152.09 per month. Our intent is to be profitable in 24 months.

No material changes have been made to the finances or operations since the date the financials submitted cover.

No revenues are anticipated within the next 6 months due to Love Lifesciences' products being Pre-FDA 510K clearance. Revenue generation is anticipated to occur in 12-months once Love Lifesciences' UniPen is FDA 510K cleared and client contract discussions have concluded. In order for Love Lifesciences to become revenue-generating $1.2M in funding will be necessary.

Love Lifesciences products are pre-market cleared and therefore Love Lifesciences is unable to market its' device and thus is not currently profitable. Profitability is anticipated to occur 1 year after launch of UniPen, once UniPen has received FDA 510K clearance. It is anticipated that UniPen will launch with marketability in Q3-4 of 2023 with projections to reach profitability in Q4 of 2024 to Q1/Q2 of 2025.

Love Lifesciences has received capita from three sources to date. Digital Sandbox KC provided a $20,000 pass-through grant to Love Lifesciences in 2021, The Kansas Department of Commerce provided a $25,000 loan to Love Lifesciences in 2021, and the Founders of Love Lifesciences have invested $9,451.28 as well.

Love Lifesciences has front loaded a substantial amount of R&D expenses (acquisition of machinery and supplies) to ensure rapid progression of R&D for its' UniPen and MultiPen products. R&D is the predominant daily expense for Love Lifesciences. Thus, Love Lifesciences functions at a considerably low daily burn-rate and can continue to do so through the short-term of the campaign.

Projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicholas Love, certify that:

(1) the financial statements of Love Lifesciences LLC included in this Form are true

and complete in all material respects ; and

(2) the tax return information of Love Lifesciences LLC included in this Form

reflects accurately the information reported on the tax return for Love

Lifesciences LLC filed for the most recently completed fiscal year.

Nicholas Love
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or

officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://Lovelifesciences.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   SPV Subscription Agreement
   Love Lifesciences final

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History

Bradley Hopper

Nicholas Love

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Love Lifesciences final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Bradley Hopper

Nicholas Love

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Love Lifesciences LLC

By

Nick Love
_____

Co-Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

_____
Bradley Hopper

Co-Founder and CTO
8/22/2022

Nick Love

Co-Founder and CEO
8/19/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the

company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.